EXHIBIT 3.1

CERTIFICATE OF ELIMINATION
OF
SERIES B 9% NON-CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK
OF
FIRST MID-ILLINOIS BANCSHARES, INC.

Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, the undersigned hereby certifies as follows:

1.	The name of the corporation is First Mid-Illinois Bancshares, Inc. (the “Corporation”).

2.
The designation of the series of shares of stock of the Corporation to which this certificate relates is the “Series B 9% Non-Cumulative Perpetual Convertible Preferred Stock” (the “Series B Preferred Stock”).

3.
The voting powers, designations, and preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of the Series B Preferred Stock were provided for in resolutions adopted by the Board of Directors pursuant to authority vested in it by the provisions of the Certificate of Incorporation of the Corporation. A Certificate of Designations of the Series B Preferred Stock setting forth a copy of such resolutions was filed with the Secretary of State of Delaware on February 11, 2009 pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware.

4.
The Board of Directors of the Corporation duly adopted the following resolutions authorizing the elimination of the Series B Preferred Stock at a meeting duly called and held on December 16, 2014, and such resolutions are in full force and effect on the date hereof:

WHEREAS, all of the issued and outstanding shares of Series B Convertible Preferred Stock of the Corporation have been converted into shares of Common Stock of the Corporation, and, therefore, no shares of Series B Convertible Preferred Stock are issued and outstanding:

WHEREAS, the Corporation has no intention of authorizing the issuance of any additional authorized but unissued shares of Series B Convertible Preferred Stock pursuant to the Certificate of Designations of the Series B Convertible Preferred Stock;

NOW THEREFORE BE IT RESOLVED, that no additional shares of Series B Convertible Preferred Stock be issued under the Certificate of Designations of the Series B Convertible Preferred Stock;

RESOLVED FURTHER, that all shares of Series B Convertible Preferred Stock authorized under the Certificate of Designations of the Series B Convertible Preferred Stock, whether or not previously issued, revert to the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such shares are once more designated as part of a particular series of the Preferred Stock; and

RESOLVED FURTHER, that the proper officers of the Corporation are hereby directed, in the name and on behalf of the Corporation, to make such filings with the Secretary of State of the State of Delaware and to take such other action as such officers may deem appropriate to eliminate the Certificate of Designations of the Series B Convertible Preferred Stock from the Certificate of Incorporation of the Corporation.

5.	No shares of Series B Preferred Stock are outstanding as of the date hereof.

6.
In accordance with the provisions of Section 151(g) of the General Corporation Law, the Certificate of Incorporation is hereby amended, effective as of the date of filing of this Certificate of Elimination, to eliminate all matters set forth in the Certificate of Designations of the Series B Preferred Stock.

Date: December 16, 2014

FIRST MID-ILLINOIS BANCSHARES, INC.

By: /s/ Joseph R. Dively
Joseph R. Dively,
Chairman, President & CEO

ATTEST:

/s/ Anya Schuetz
Anya Schuetz, Secretary